Reynolds Consumer Products Inc.

1900 W. Field Court

Lake Forest, Illinois 60045

VIA EDGAR TRANSMISSION

January 29, 2020

U.S. Securities and Exchange Commission

Office of Manufacturing and Construction

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Sherry Haywood

RE: Reynolds Consumer Products Inc. Registration Statement on Form S-1, as amended (File No. 333-234731) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on January 30, 2020, or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please contact Byron B. Rooney of Davis Polk & Wardwell LLP at (212) 450-4658 as soon as the Registration Statement has been declared effective or with any questions or comments with respect to this letter.

[Signature Page Follows]

Sincerely,

REYNOLDS CONSUMER PRODUCTS INC.

By:	/s/ Lance Mitchell
Name: Lance Mitchell
Title: Chief Executive Officer

CC:	Byron B. Rooney, Davis Polk & Wardwell LLP